UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 02, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 03 April 2017
Exhibit No. 2	Additional Listing dated 04 April 2017
Exhibit No. 3	Director/PDMR Shareholding dated 07 April 2017
Exhibit No. 4	Director/PDMR Shareholding dated 12 April 2017

  _____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 02, 2017

By: /s/ Marie Smith --------------------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 02, 2017

By: /s/ Marie Smith --------------------------------
Marie Smith
Assistant Secretary

Exhibit No. 1

3 April 2017

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 March 2017, Barclays PLC's issued share capital consists of 16,979,735,719 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,979,735,719) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 4755

LEI Code: 213800LBQA1Y9L22JB70

Exhibit No. 2

4 April 2017

Barclays PLC - Additional Listing

Barclays PLC (the Company) confirms the allotment and issue of 46,776,093 ordinary shares of 25 pence each in the Company (Shares), at a price of 229.44 pence per Share, to shareholders who are participants in the Company's Scrip Dividend Programme (the Programme) in respect of the final dividend for the year ended 31 December 2016. The Shares issued rank equally with existing issued Shares.

Application has been made to the Financial Conduct Authority for the Shares to be admitted to the Official List and to the London Stock Exchange for the Shares to be admitted to trading.  Dealings in the Shares are expected to commence on 5 April 2017.

In accordance with Listing Rule 9.6.1, copies of the following documents relating to the Programme were submitted to the National Storage Mechanism on 6 June 2013 and are available for inspection at www.hemscott.com/nsm.do;

● Chairman's letter and Q&A document;
● Terms and Conditions of the Programme; and
● Scrip Dividend Mandate Form.

For further information, please contact:

Our Registrar, Equiniti: 0371 384 2055* +44 (0)121 415 7004 *Lines are open 8.30am to 5.30pm UK time, Mondays to Fridays, excluding Public Holidays in England and Wales.
Barclays Investor Relations Kathryn McLeland +44 (0)20 7116 4943
Barclays Media Relations Tom Hoskin +44 (0)20 7116 4755

LEI Code:  213800LBQA1Y9L22JB70

Exhibit No. 3

7 April 2017

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made on behalf of Persons Discharging Managerial Responsibilities ('PDMRs') relate to the receipt of Barclays PLC shares under the Barclays PLC Scrip Dividend Programme (the 'Programme') by certain Directors.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction	By participating in the Programme the receipt of Shares, credited as fully paid, in place of a cash dividend for the final dividend for the year ended 31 December 2016
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.294	24,470
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike Ashley
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction	By participating in the Programme the receipt of Shares, credited as fully paid, in place of a cash dividend for the final dividend for the year ended 31 December 2016
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.294	271
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Diane de Saint Victor
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction	By participating in the Programme the receipt of Shares, credited as fully paid, in place of a cash dividend for the final dividend for the year ended 31 December 2016
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.294	24
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

Exhibit No. 4

12 April 2017

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility ("PDMRS") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") of which it was notified on 11 April 2017:

1.	the reinvestment of the final dividend for the year ended 31 December 2016 by Barclays Global Nominee Limited, an independent nominee, the transaction having taken place on 11 April 2017;
2.	the reinvestment of the final dividend for the year ended 31 December 2016 by the trustee of the Barclays Group Share Incentive Plan, the transaction having taken place on 10 April 2017; and
3.	the reinvestment of the final dividend for the year ended 31 December 2016 by the trustee of the Barclays Group Global Sharepurchase Plan, the transaction having taken place on 11 April 2017.

The number of Shares and American Depositary Receipts (ADRs) received by PDMRs and the transaction price of those Shares and ADRs are as follows:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ended 31 December 2016 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1783	4,485
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-04-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ended 31 December 2016 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1783	8,076
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-04-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ended 31 December 2016 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1783	5,671
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-04-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Roemer
2	Reason for the notification
a)	Position/status	Group Head of Compliance
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ended 31 December 2016 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1783	874
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-04-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amer Sajed
2	Reason for the notification
a)	Position/status	CEO, Barclaycard International
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ended 31 December 2016 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1783	2,060
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-04-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amer Sajed
2	Reason for the notification
a)	Position/status	CEO, Barclaycard International
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ended 31 December 2016 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1790	4
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-04-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amer Sajed
2	Reason for the notification
a)	Position/status	CEO, Barclaycard International
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADRs. Each ADR represents four Shares US06738E2046
b)	Nature of the transaction	Reinvestment of the final dividend for the year ended 31 December 2016 by the trustee of the Barclays Group Global Sharepurchase Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of ADRs received
		$10.7389	15
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-04-11
f)	Place of the transaction	New York Stock Exchange (NYSE)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ended 31 December 2016 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1783	6,506
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-04-11
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ended 31 December 2016 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1790	52
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-04-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ended 31 December 2016 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1783	524
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2017-04-11
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755